Via Facsimile and U.S. Mail
Mail Stop 6010

February 26, 2007

Stephen J. Harrison
President and Chief Executive Officer
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215

Re: **First Acceptance Corporation**
        Form 10-K for the Fiscal Year Ended June 30, 2006
        Filed September 13, 2006
        File Number: 001-12117

Dear Mr. Harrison:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business, page 1</u>

<u>Loss and Loss Adjustment Expense Reserves, page 5</u>

1.   Please provide to us in disclosure type format the following related to your loss and loss adjustment expenses:
      a. A description of the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
      b. It appears that you revised your provision for losses of insured events of prior years related to "favorable developments." Please provide the following to

> explain the reasons for your change in estimate that resulted in these favorable developments:
>
> - Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
> - Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
>
> c. In the last paragraph on page 7 you identified loss severity as the key assumption that materially affects the estimate of the reserve for loss and loss adjustment expenses. Please disclose the following related to this assumption:
>
> - If this assumption has changed between periods, quantify and explain what caused it to change from the assumption used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
> - If this assumption is premised on future emergence as of June 30, 2006 that is inconsistent with historical loss reserve development patterns, explain why this assumption is now appropriate given the inconsistency identified.

Notes to Consolidated Financial Statements, page 47

2. Business Combinations, page 51

C. Chicago Insurance Agencies, page 52

2. Please provide to us your analysis under EITF 98-3 regarding whether the "certain assets" acquired constitute a business. Also provide to us in disclosure type format a discussion of the methodology used to determine the fair value that you assigned to the customer lists and relationships.

22. Selected Quarterly Financial Data (unaudited), page 66

3. Please provide to us in disclosure type format a discussion of what resulted in the increase in net income for the fourth quarter in both 2005 and 2006.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant